UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

IO Biotech, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

449778109
(CUSIP Number)

August 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 5 Pages

SCHEDULE 13G
CUSIP No. 449778109	Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS
Kurma Partners

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
12,253,230

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
12,253,230

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,253,230

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
17.18%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
FI

SCHEDULE 13G
CUSIP No. 449778109	Page 3 of 5 Pages
Item 1(a).	Name of Issuer:

IO Biotech, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Ole Maaløes Vej 3, DK-2200 Copenhagen N, Denmark

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of Kurma Partners (the “Reporting Person”).

This Statement relates to the shares of Common Stock (as defined herein) held for the accounts of Kurma Growth Opportunities Fund FPCI, Kurma Biofund III FPCI, and SKCI FPCI (collectively, the “Kurma Funds”).

Kurma Partners is the management company of each of the Kurma Funds.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Person is 24 Rue Royale, Paris, France 75008.

Item 2(c).	Citizenship:

Kurma Partners is a French public limited company.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

449778109

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(j) ☒ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J)

If filing in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: portfolio management company regulated by the Autorité des Marchés Financiers

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of the date hereof, the Reporting Person may be deemed the beneficial owner of 12,253,230 shares of Common Stock. This amount includes 6,821,133 shares of Common Stock and 5,432,097 shares of Common Stock the Reporting Person has the right to acquire within sixty (60) days upon exercise of warrants, at an exercise price of $2.47 per share (the “Warrants”) that the Kurma Funds purchased in connection with the private placement that closed on August 9, 2023.  Specifically, these amounts consist of (i) 4,345,679 shares of Common Stock and 4,345,679 Warrants held for the account of Kurma Growth Opportunities Fund FPCI; (ii) 1,852,026 shares of Common Stock and 812,815 Warrants held for the account of Kurma Biofund III FPCI; and (iii) 623,428 shares of Common Stock and 273,603 Warrants held for the account of SKCI FPCI.

SCHEDULE 13G
CUSIP No. 449778109	Page 4 of 5 Pages
Item 4(b).	Percent of Class:

As of the date hereof, the Reporting Person may be deemed the beneficial owner of approximately 17.18% of the shares of Common Stock outstanding.

The percentage set forth herein is calculated based on the sum of (i) 65,880,914 shares of Common Stock outstanding as of August 10, 2023, as reported in the Issuer’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission (the “Commission”) on August 11, 2023, and (ii) 5,432,097 shares of Common Stock issuable to the Reporting Person upon exercise of the Warrants beneficially owned by the Reporting Person, which shares have been added to the total shares of Common Stock outstanding for purposes of calculating the Reporting Person’s beneficial ownership percentage in accordance with Rule 13d-3(d)(1)(i) under the Act.

Item 4(c).	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	12,253,230
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	12,253,230
(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

See disclosure in Items 2 and 4 hereof.  The Kurma Funds listed in Item 2(a) are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement that may be deemed to be beneficially owned by the Reporting Person.  Such interest of Kurma Growth Opportunities Fund FPCI relates to more than 5% of the shares of Common Stock outstanding.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to portfolio management companies regulated by the Autorité des Marchés Financiers is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s).  I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SCHEDULE 13G
CUSIP No. 449778109	Page 5 of 5 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KURMA PARTNERS
By: /s/ Rémi Droller
Name: Rémi Droller
Title: Managing Partner

September 7, 2023